SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	English translation of press release entitled “Announcements Regarding Change in Structure of Three Committees” filed with the Tokyo Stock Exchange on April 26, 2005.

2.	English translation of press release entitled “Announcement Regarding a Stock Option Program” filed with the Tokyo Stock Exchange on April 26, 2005.

3.	English translation of an announcement entitled “Announcements Regarding Management Changes” filed with the Tokyo Stock Exchange on April 26, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 10, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Deputy President
ORIX Corporation

April 26, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index  e.htm

Announcements Regarding Change in Structure of Three Committees

TOKYO, Japan – April 26, 2005 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services provider announced today in a board of directors meeting that it has decided to change the structure of the Audit, Nominating and Compensation Committees to further center on outside directors.

ORIX has made efforts to strengthen its corporate governance framework with the establishment of an Advisory Board in June 1997, the introduction of a Corporate Executive Officer system in June 1998, listing on the NYSE in September 1998, the invitation of independent directors in June 1999 and the adoption of a “Company with Committees” board model in June 2003. The change in structure of the committees was made to further increase the transparency and objectivity of management.

The changes to the committees are planned to be finalized at the board of directors meeting that will be held after the Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 21, 2005.

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Present	From June 21, 2005

Audit Committee

3 Members (Outside Directors: 2, Director: 1)

Chairman: Yoshinori Yokoyama (Outside Director)

Members: Akira Miyahara (Outside Director), Masaaki Yamamoto (Director)

Nominating Committee

6 Members (Outside Directors: 4, Directors: 2)

Chairman: Akira Miyahara (Outside Director)

Members: Tatsuya Tamura (Outside Director), Paul Sheard (Outside Director), Hirotaka Takeuchi (Outside Director), Yoshihiko Miyauchi (Director and Chairman), Yasuhiko Fujiki (Director and President)

Compensation Committee

6 Members (Outside Directors: 4, Directors: 2)

Chairman: Tatsuya Tamura (Outside Director)

Members: Yoshinori Yokoyama (Outside Director), Paul Sheard (Outside Director), Hirotaka Takeuchi (Outside Director), Yoshihiko Miyauchi (Director and Chairman), Yasuhiko Fujiki (Director and President)

Audit Committee

4 Members (Outside Directors: 3, Director: 1)

Chairman: Yoshinori Yokoyama (Outside Director)

Members: Akira Miyahara (Outside Director), Hirotaka Takeuchi (Outside Director), Masaaki Yamamoto (Director)

Nominating Committee

4 Members (Outside Directors: 3, Directors: 1)

Chairman: Akira Miyahara (Outside Director)

Members: Tatsuya Tamura (Outside Director), Paul Sheard (Outside Director), Yoshihiko Miyauchi (Director and Chairman),

Compensation Committee

4 Members (Outside Directors: 4)

Chairman: Tatsuya Tamura (Outside Director)

Members: Yoshinori Yokoyama (Outside Director), Paul Sheard (Outside Director), Hirotaka Takeuchi (Outside Director)

Details on Outside Directors

Tatsuya Tamura (Born in Hyogo Prefecture on October 11, 1938)

Outside Director, ORIX Corporation

President, Global Management Institute Inc.

Co-Chairman, Japan Independent Directors Network

Director (Non-Executive), Suruga Bank Ltd.

Director (Non-Executive), Vodafone K.K.

Director (Non-Executive), SKY Perfect Communications Inc.

Director (Non-Executive), Kanebo COSMETICS INC.

Akira Miyahara (Born in Osaka Prefecture on June 19, 1939)

Outside Director, ORIX Corporation

2

Executive Advisor to the Board, Fuji Xerox Co., Ltd.

Yoshinori Yokoyama (Born in Hiroshima Prefecture on September 16, 1942)

Outside Director, ORIX Corporation

Auditor, Industrial Revitalization Corporation of Japan

Visiting Professor, Hitotsubashi University Graduate School of International Corporate Strategy

Paul Sheard (Born in Australia on November 25, 1954)

Outside Director, ORIX Corporation

Managing Director & Chief Economist Asia, Lehman Brothers

Hirotaka Takeuchi (Born in Tokyo on October 16, 1946)

Outside Director, ORIX Corporation

Dean, Hitotsubashi University Graduate School of International Corporate Strategy

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index  e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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April 26, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index  e.htm

Announcement Regarding a Stock Option Program

At a meeting of ORIX Corporation’s Board of Directors held on April 26, 2005, a proposal was made to issue stock acquisition rights as part of a stock option program to directors, executive officers, corporate auditors and employees of the Company and its subsidiaries and affiliates, in order to further increase incentives to raise corporate profits. This matter will be raised for approval at the 42nd Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 21, 2005.

1. Overview of the Stock Option Program

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Article 280-20 and 280-21 of the Japanese Commercial Code.

2. Recipients

The stock acquisition rights are to be issued to directors, executive officers, corporate auditors and employees of the Company and its subsidiaries and affiliates.

3. Reason for the need to issue Stock Acquisition Rights to non-shareholders with advantageous terms In order to further increase the incentive of the aforementioned recipients to raise corporate profits.

4. Outline of the Stock Acquisition Rights

(1) Type and number of shares to be issued upon exercise of the stock acquisition rights

Maximum of 580,000 common shares.

(2) Number of the stock acquisition rights to be issued

Maximum of 5,800 (100 shares per one stock acquisition right).

(3) Issue price of the stock acquisition rights

None.

(4) Amount to be paid upon exercise of the stock acquisition rights

The exercise price of one stock acquisition right (“exercise price”) shall be the exercise price per share as stipulated below multiplied by 100 (as per 4. (2) above)).

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, the date on which the Company decides the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen.

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However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

(5) Exercise period of the stock acquisition rights

From June 22, 2007 to June 21, 2015.

(6) Conditions for exercising the stock acquisition rights

The conditions for exercising the stock acquisition rights shall be stipulated in a contract between ORIX Corporation and the recipients of the stock acquisition rights.

5. Cancellation of Stock Acquisition Rights

In the event that recipients cannot meet the conditions for exercising the stock acquisition rights, the Company can cancel the stock acquisition rights without compensation.

6. Condition for transfer of the Stock Acquisition Rights

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

Note: The above matters are subject to the approval at the 42nd Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 21, 2005.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index  e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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April 26, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index  e.htm

Announcements Regarding Management Changes

TOKYO, Japan – April 26, 2005 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services provider, today filed a release with the Tokyo Stock Exchange regarding an announcement of management changes. An English summary of that release is given below.

New Position	Previous Position	Name

Changes Effective as of June 21, 2005 Pending Approval by Shareholders

Director		Yukio Yanase
Deputy President	Deputy President
Responsible for Overseas Activities Project Development Headquarters Office of the President	Responsible for Overseas Activities Project Development Headquarters Office of the President

	Director	Takeshi Sato
Corporate Executive Vice President Chairman, ORIX USA Corporation	Corporate Executive Vice President Chairman, ORIX USA Corporation

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index  e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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